Via Facsimile and U.S. Mail
Mail Stop 4720

March 2, 2010

Juan J. Román
Vice President of Finance and Chief Financial Officer
Triple-S Management Corporation
1441 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920

Re: Triple-S Management Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Form 10-Q for the Quarterly Period Ended June 30, 2009
     Form 10-Q for the Quarterly Period Ended September 30, 2009
     Definitive Proxy Statement filed on Schedule 14A
     File Number: 001-33865

Dear Mr. Román,

     We have completed our review of your Form 10-K and related filings have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant